Ecopetrol submits a binding offer to acquire the Ministry of Finance and Public Credit´s controlling stake in ISA

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that during the meeting held on Friday July 30, 2021, its Board of Directors authorized the Legal Representative of the Company to submit a binding offer to acquire the Ministry of Finance and Public Credit’s 51.4% stake of the outstanding shares of Interconexión Eléctrica S.A. E.S.P - ISA. The binding offer was submitted that same day within the terms approved by the Board of Directors.

Ecopetrol is currently waiting for the response from the Ministry of Finance and Public Credit, which, once received, will be timely informed to the market.

Bogotá D.C., August 2, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets (A)

Lina María Contreras Mora

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Alexandra Santamaria Molano

Phone: + 571-234-4329

Email: alexandra.santamaria@ecopetrol.com.co